UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: RESULTS OF SASOL LIMITED COMBINED GENERAL MEETING HELD ON 17 NOVEMBER 2017

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Results of the combined General Meeting of Sasol Ordinary Shareholders, Sasol Preferred Ordinary Shareholders and Sasol BEE Ordinary Shareholders, held On 17 November 2017

Sasol shareholders are advised that the results of the combined general meeting of Sasol Ordinary Shareholders, Sasol Preferred Ordinary Shareholders and Sasol BEE Ordinary Shareholders held on Friday, 17 November 2017 at The Hilton, 138 Rivonia Road, Sandton, Johannesburg, South Africa are as follows:

- As at Friday, 10 November 2017, being the General Meeting Record Date, the total number of Sasol's shares in issue was 681 283 578, of which 672 473 692 were eligible to vote ("Total Votable Shares").
- The total number of shares in the share capital of Sasol eligible to vote by being present in person or by submitting proxies was 545 455 609, being 80% of Sasol's issued share capital and 81% of the Total Votable Shares.

1. Special resolution number 1, authorising the Company to undertake a Specific Repurchase of all or some of the Sasol Preferred Ordinary Shares from Inzalo Groups Funding and Inzalo Public Funding, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.89	0.11	515 355 178	75.64	0.67

2. Special Resolution number 2, authorising the amendment of the re-designation date for the Sasol Preferred Ordinary Shares, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.91	0.09	540 894 127	79.39	0.67

3. Special Resolution number 3, authorising the amendment of clause 39.4.3.2 of the Company's Memorandum of Incorporation ("Sasol's MOI"), was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.90	0.10	540 875 129	79.39	0.67

4. Special Resolution number 4 authorising:
   - in Part A, the amendment of Sasol's MOI, the Cash Contract and the New Cash Contract to provide for, and relating to, the Election;
   - in Part B, authorising amendments to Sasol's MOI to decrease the discount to fair value received by all SOLBE1 Shareholders generally, in the event of a breach;

- in Part C, authorising consequential amendments to Sasol's MOI for purposes of clarification, the fact that SOLBE1 Shares will continue to be traded and to correct any historical inaccuracies;
- in Part D, authorising amendments to Sasol's MOI to cater for new issues of SOLBE1 Shares, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
98.71	1.29	540 875 577	79.39	0.67

5. Special Resolution number 5, authorising an amendment to Sasol's MOI to increase the number of authorised SOLBE1 Shares from 18 923 764 to 158 331 335, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
85.89	14.11	540 899 526	79.39	0.67

6. Special Resolution number 6, authorising the amendment of clause 9.1 of Sasol's MOI, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
98.71	1.29	540 884 450	79.39	0.67

7. Special Resolution number 7, authorising the establishment of the Sasol Khanyisa ESOP as required by Schedule 14 of the JSE Limited's Listings Requirements ("the Listings Requirements") and clause 8.6 of Sasol's MOI, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
98.70	1.30	540 882 563	79.39	0.67

8. Special Resolution number 8, authorising the Company, under the Companies Act, 2008 ("the Act"), Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to issue SOLBE1 Shares pursuant to the SOLBE1 Bonus Award, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
85.92	14.08	540 883 796	79.39	0.67

9. Special Resolution number 9, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to issue SOLBE1 Shares pursuant to the Sasol Khanyisa Invitation, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
85.92	14.08	540 885 903	79.39	0.67

10. Special Resolution number 10, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to issue SOLBE1 Shares to the trustees of the Sasol Khanyisa ESOP Trust, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 889 028	79.39	0.67

11. Special Resolution number 11, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to make additional issues of SOLBE1 Shares pursuant to the SOLBE1 Bonus Award, Sasol Khanyisa Invitation and to the Sasol Khanyisa ESOP Trust, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 883 410	79.39	0.67

12. Special Resolution number 12, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to issue SOLBE1 Shares pursuant to the Automatic Share Exchange, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 882 853	79.39	0.67

13. Special Resolution number 13, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to issue SOL Shares to the trustees of the Sasol Khanyisa ESOP Trust, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 888 673	79.39	0.67

14. Special Resolution number 14, authorising the Company, under the Companies Act, Sasol's MOI and pursuant to paragraph 5.51(g) of the Listings Requirements, to make additional issues of SOL Shares to the Sasol Khanyisa ESOP Trust, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 876 241	79.39	0.67

15. Special Resolution number 15, to authorise the Company to provide financial assistance in the form of a capital contribution not exceeding R100 600 per Inzalo Employee Scheme Participant who is a Black Person and an employee of Sasol at the relevant date, who will obtain vested rights in SOLBE1 Shares, to the Sasol Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a R100 600's worth of SOLBE1 Shares per Inzalo Employee Scheme Participant, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 879 003	79.39	0.67

16. Special Resolution number 16, to authorise the Company to provide financial assistance in the form of a capital contribution not exceeding R100 600 per Inzalo Employee Scheme Participant who is an employee of Sasol at the relevant date, who will obtain vested rights in SOL Shares, to the Sasol Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a maximum of 4 902 286 SOL Shares, was approved.

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 884 798	79.39	0.67

17. Special Resolution number 17, to authorise the Company to provide financial assistance to Sasol Khanyisa Public or Sasol's nominee to acquire any ordinary shares in Sasol Khanyisa Public for a purchase price of R0.001 in the aggregate from any holder thereof that has breached its obligations to Sasol Khanyisa Public, SSA and/or Sasol, as set out in the Sasol Khanyisa Public MOI and/or any agreement concluded between the holders of Sasol Khanyisa Public shares and *inter alia*, Sasol Khanyisa Public, Sasol and/or SSA, was approved.

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.92	14.08	540 883 615	79.39	0.67

18. Special Resolution number 18, to authorise the Company to provide financial assistance to Sasol's nominee (including the Sasol Inzalo Public Facilitation Trust), to acquire any SOLBE1 Shares for a purchase price as specified on page 89 of the Circular, if the holders thereof have breached their obligations, was approved.

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 882 490	79.39	0.67

19. Special Resolution number 19, to authorise the Company to provide financial assistance to FundCo by Sasol subscribing for the FundCo Preference Shares, the proceeds of which will be used by FundCo to subscribe for SSA Khanyisa Shares, was approved.

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 885 992	79.39	0.67

20. Special Resolution number 20, to authorise the Company to provide financial assistance by making a capital contribution of R1 135 425,88 to the Sasol Khanyisa ESOP Trust, to enable the trustees to subscribe for up to a maximum of 28 385 647 SSA Ordinary Shares at R0.04 per share, was approved.

Total shares voted				Shares abstained

For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 883 321	79.39	0.67

21. Special Resolution number 21, authorising Sasol South Africa Proprietary Limited ("SSA"), pursuant to paragraph 5.51(g) of the Listings Requirements and subject to approval of the board of directors of SSA, to issue a maximum of 28 385 647 SSA Ordinary Shares, for R0.04 each, to the trustees of the Sasol Khanyisa ESOP Trust in respect of which Eligible Sasol Employees will acquire vested rights, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 895 095	79.39	0.67

22. Special Resolution number 22, authorising SSA, pursuant to paragraph 5.51(g) of the Listings Requirements and subject to approval of the board of directors of SSA, to issue a maximum of 28 385 647 SSA Ordinary Shares to FundCo pursuant to the Sasol Khanyisa Transaction, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.91	14.09	540 895 153	79.39	0.67

23. Ordinary Resolution number 1, authorising any director of the Company or his/her authorised nominee to do all such things and sign all such documents as are necessary to give effect to special resolutions numbers 1 to 22, was approved:

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.74	1.26	544 902 693	79.98	0.08

Notes:
 (1) Expressed as a percentage of 681 283 578 Sasol shares (comprising Sasol Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares) in issue as at the Voting Record Date of Friday, 10 November 2017.

17 November 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 November , 2017

By: /s/ V D Kahla

Name: Vuyo Dominic Kahla

Title: Company Secretary